1934 Act Registration No. 33—96234

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2003

MTR CORPORATION LIMITED

(Translation of registrant’s name into English)

MTR Tower

Telford Plaza

33 Wai Yip Street

Kowloon Bay

Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F ✓                 Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                     No ✓

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              )

EXHIBITS

Exhibit Number		Page
1.1	Press Release dated June 19, 2003	4

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MTR CORPORATION LIMITED

By:	/s/ Lila Fong
Name: Title:	Lila Fong Legal Manager (Secretarial)

Date: June 19, 2003

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Exhibit 1.1

Press Release

19 June 2003

Phil Gaffney appointed MTR Acting Chief Executive Officer

The Board of the MTR Corporation has been informed by Mr Jack C K So, Chairman and Chief Executive of the Company, that he would be taking leave with effect from Monday, 21 July 2003 prior to the expiry of his contract on 25 September 2003.

The Board is pleased to announce the appointment of Mr Phil Gaffney, Operations Director, to be the Acting Chief Executive Officer with effect from 21 July 2003 while the worldwide search for the post of Chief Executive Officer is continuing.

The appointment of the Non-Executive Chairman will be made in due course by the Government which is the majority shareholder of the Company.

Mr Phil Gaffney, aged 56, is married with two children. He is a railway signalling engineer by profession and has extensive experience in railway operations. He was appointed Operations Director of the Company in July 1998. He joined the Company in 1977.

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